Holders of Richardson Electronics, Ltd.
7-1/4% Convertible Subordinated Debentures due December 15, 2006

RE:  Exchange Offer Expiration Date

Dear Ladies and Gentlemen:

Reference is made to the Offering Circular and Consent Solicitation dated December 18, 1996 and Consent and Letter of Transmittal which was previously sent to you. Such documents contained our offer to exchange our 8-1/4% Convertible Senior Subordinated Debentures due June 15, 2006
(between $25,000,000 and $40,000,000 aggregate principal amount) for our 7-1/4% Convertible Subordinated Debentures due December 15, 2006 ($70,825,000 principal amount outstanding) and solicitation of consents (collectively the "Exchange Offer"). These documents reflected that the Exchange Offer would expire at 12 Midnight New York City Time on January 31, 1997 unless extended.

This is to advise that the Expiration Date has been extended to 5:00 P.M. Chicago Time on February 14, 1997.

All other terms and conditions of the offer remain unchanged and you may deposit or withdraw our 7-1/4% Convertible Subordinated Debentures due December 15, 2006 at any time up to the new Expiration Date of February 14, 1997 in the manner as set forth in the Offering Circular.

This extension is being issued in order to obtain an order of qualification from the Securities and Exchange Commission with respect to the Indenture dated as of December 16, 1996 between our Company and American National Bank and Trust Company of Chicago under which the new 8-1/4% Convertible Senior Subordinated Debentures due June 15, 2006 will be issued. This order is a condition of the consummation of the Exchange Offer as set forth under the heading "The Exchange Offer-Conditions of the Exchange Offer" on page 21 of the Offering Circular. The application for such qualification, which is made on Form T-3 with the Securities and Exchange Commission, was inadvertently not filed at the time of filing the Exchange Offer. Such application now has been filed. A request for acceleration of the effectiveness of the qualification is being requested. If such acceleration is not granted and the order is not issued by the new Expiration Date, it is expected the offer will be further extended to permit the Company to obtain the necessary order of qualification.
It is hoped that this delay will not cause you any inconvenience. Should you have any questions please contact William G. Seils of the Company, at Richardson Electronics, Ltd., 40W267 Keslinger Road, LaFox, Illinois 60147, telephone 630-208-2370.